

Jardines

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

28th April 2003

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050770

Dear Sirs

Jardine Matheson Holdings Limited
2002 Final Dividend – Scrip Dividend

We enclose for your information a notification dated 28th April 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	08:35 28 Apr 2003
Number	4214K

JARDINE MATHESON HOLDINGS LIMITED

2002 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2002 final dividend of the above Company.

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 22.20	US$5.57	25.09009

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 25th April 2003.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

28th April 2003

www.jardines.com

END

